Exhibit 21.1

SUBSIDIARIES OF XTL BIOPHARMACEUTICALS LTD.

Name of Subsidiary	Jurisdiction of Incorporation

InterCure, Ltd.	Israel

InterCure, Inc.	Delaware

InterCure UK	UK

XTEPO, Ltd.	Israel

XTL Biopharmaceuticals, Inc.	Delaware

XTL Development, Inc.	Delaware